SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Amendment No. 2
Under the Securities Exchange Act of 1934
Rock of Ages Corporation

(Name of Issuer)
Class A Common Stock, No Par Value

(Title of Class of Securities)
772632105

(CUSIP Number)
Kurt M. Swenson
Swenson Granite Company LLC
369 North State Street
Concord, NH 03301
(603) 225-2783

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Alan L. Reische, Esq.
Sheehan Phinney Bass + Green PA
1000 Elm Street
Manchester, NH 03101
(603) 668-0300

January 18, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	772632 10 5

1	NAMES OF REPORTING PERSONS Swenson Granite Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1

WITH	10	SHARED DISPOSITIVE POWER

		1

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON

	OO

1	NAMES OF REPORTING PERSONS Kurt M. Swenson, as the sole trustee of the Kurt M. Swenson Revocable Trust of 2000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14	TYPE OF REPORTING PERSON

IN, OO

1	NAMES OF REPORTING PERSONS Kevin C. Swenson, as the sole trustee of the Kevin C. Swenson Revocable Trust of 1994

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14	TYPE OF REPORTING PERSON

IN, OO

1	NAMES OF REPORTING PERSONS Robert L. Pope and Nancy F. Pope

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14	TYPE OF REPORTING PERSON

IN

1	NAMES OF REPORTING PERSONS Richard C. Kimball and Christina W. Kimball, individually, jointly and as trustee of the Christina W. Kimball Revocable Trust 2/21/2001

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14	TYPE OF REPORTING PERSON

IN, OO

1	NAMES OF REPORTING PERSONS Charles M. Waite

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14	TYPE OF REPORTING PERSON

IN

1	NAMES OF REPORTING PERSONS Karen Swenson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14	TYPE OF REPORTING PERSON

IN

1	NAMES OF REPORTING PERSONS Lois S. Moore Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14	TYPE OF REPORTING PERSON

OO

1	NAMES OF REPORTING PERSONS Peter B. Moore

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14	TYPE OF REPORTING PERSON

IN

1	NAMES OF REPORTING PERSONS Peter A. Friberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14	TYPE OF REPORTING PERSON

IN

1	NAMES OF REPORTING PERSONS Guy A. Swenson, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14	TYPE OF REPORTING PERSON

IN

1	NAMES OF REPORTING PERSONS Jon M. Gregory

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14	TYPE OF REPORTING PERSON

IN

Note: This Schedule 13D represents (i) Amendment No. 2 to the Statement on Schedule 13D by Swenson Granite Company LLC (“Swenson Granite”) dated May 12, 2010, as amended by Amendment No. 1 dated October 20, 2010; (ii) Amendment No. 8 to the Statement on Schedule 13D dated November 3, 1997, as amended by Amendment No. 1 dated February 12, 1999, as amended and restated in its entirety by Amendment No. 2 dated September 1, 1999, as amended and restated in its entirety by Amendment No. 3 dated March 22, 2000, as amended by Amendment No. 4 dated March 18, 2003, as amended by Amendment No. 5 dated April 29, 2008, as amended by Amendment No. 6 dated May 12, 2010, and as amended by Amendment No. 7 dated October 20, 2010, filed on behalf of Kurt M. Swenson individually, and as trustee of the Kurt M. Swenson Revocable Trust of 2000 (in either such capacity, “Kurt Swenson”); (iii) Amendment No. 3 to the Statement on Schedule 13D dated November 3, 1997, as amended by Amendment No. 1 dated May 12, 2010, and as amended by Amendment No. 2 dated October 20, 2010, filed on behalf of Kevin C. Swenson, individually and as trustee of the Kevin C. Swenson Revocable Trust of 1994 (“Kevin Swenson”) ; (iv) Amendment No. 2 to the Statement on Schedule 13D dated May 12, 2010, as amended by Amendment No. 1 dated October 20, 2010, by Robert Pope, Richard C. Kimball and Charles Waite; and (v) Amendment No. 1 to the Statement on Schedule 13D, filed on October 20, 2010, by Karen Swenson, Lois S. Moore Revocable Trust, Peter B. Moore, Peter A. Friberg, Guy A. Swenson, III and Jon M. Gregory. With respect to each filing person, this amendment amends Items 3, 4, 5 and 7.
Item 1. Security and Issuer
The title of the class of equity securities to which this Statement relates is the Class A Common Stock, no par value per share (the “Class A Common Stock”), of the Company. Under the Company’s Articles of Incorporation dated May 12, 2009, as amended on December 7, 2009 (the “Articles of Incorporation”), shares of the Company’s Class B Common Stock, no par value per share (the “Class B Common Stock,” and, together with the Class A Common Stock, the “Common Stock”), are convertible at the option of the holder at any time on a share-for-share basis into Class A Common Stock and convert automatically upon a transfer to any person other than a Permitted Transferee (as defined in the Articles of Incorporation). The principal executive offices of the Company are located at 560 Graniteville Road, Graniteville, VT 05654.
Item 3. Source and Amount of Funds or Other Consideration
Swenson Granite and its wholly-owned subsidiary, Granite Acquisition, LLC (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated October 18, 2010, with the Company under the terms of which Merger Sub was merged (the “Merger”) with and into the Company with the Company surviving the merger as a wholly-owned subsidiary of Swenson Granite.

Pursuant to Contribution Agreements (“Contribution Agreements”) entered into with Swenson Granite in connection with Swenson Granite entering into the Merger Agreement, and in contemplation of the closing of the Merger Agreement, the following holders of shares of Class A and Class B Common Stock of the Company contributed the following numbers of shares to Swenson Granite effective as of January 18, 2011, in return for the issuance to them of additional shares of membership interest in Swenson Granite:

Name	Class A Shares	Class B Shares
Kurt M. Swenson, as sole trustee of the Kurt M. Swenson Revocable Trust of 2000	130,000	1,005,000

Kevin C. Swenson, as the sole trustee of The Kevin C. Swenson Revocable Trust of 1994	—	1,023,489

Robert L. Pope	15,000	144,875

Nancy F. Pope	—	5,393

Christina W. Kimball Revocable Trust 2/21/2001	35,700	—

Richard C. Kimball JT account with Christina W. Kimball	29,126	—

Richard C. Kimball IRA	7,300	—

Charles M. Waite	15,874	29,126

Karen Swenson	—	34,807

Lois S. Moore Revocable Trust	—	152,712

Peter B. Moore	—	32,453

Peter A. Friberg	—	5,394

Guy A. Swenson, III	—	16,544

Jon Gregory	25,326	—

Totals	258,326	2,449,793
Following the contribution of shares to Swenson Granite, and at the effective time of the Merger, Swenson Granite, the Company and the Company’s subsidiaries Carolina Quarries, Inc. and Pennsylvania Granite Corp. entered into a Revolving Credit, Term

Loan and Security Agreement (the “Credit Agreement”) with People’s United Bank and Key Bank, N.A. which includes a revolving line of credit facility in the maximum amount of $20,000,000 and an acquisition term loan facility in the maximum amount of $30,000,000 (together, the “Credit Facilities”) for the purpose of funding the aggregate merger consideration and option cash-out payments, repaying existing indebtedness of the Company and Swenson Granite, and funding working capital, capital expenditures and acquisition financing for the combined companies.
Item 4. Purpose of the Transaction
On January 19, 2011, the Merger was consummated on the terms set forth in the Merger Agreement. As a result of the Merger, the Company no longer fulfilled the numerical listing requirements of The NASDAQ Global Market (“NASDAQ”), and at the close of business on January 19, 2011 the Class A Common Stock ceased trading on NASDAQ. Also on January 19, 2011, the Company requested that NASDAQ file with the Securities and Exchange Commission (the “SEC”) a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 25 to delist the Class A Common Stock from NASDAQ and deregister the Class A Common Stock under Section 12(b) of the Exchange Act. Swenson Granite intends to cause the Company to file with the SEC a Form 15 Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934, whereupon the Company’s reporting obligations under Sections 13 and 15 of the Exchange Act will be suspended.
At the effective time of the Merger, James L. Fox, Pamela G. Sheiffer, Frederick E. Webster Jr., Ph.D., Donald M. Labonte and Richard C. Kimball ceased to be directors of the Company and members of any committee of the Company’s board of directors. Pursuant to the Merger Agreement, the managers of Merger Sub immediately prior to the effective time of the Merger (Kurt Swenson, Kevin Swenson and Robert Pope) became, at the effective time of the Merger, the initial directors of the Company, as the surviving corporation in the Merger, to serve in accordance with the articles of incorporation and bylaws of the Company, as the surviving corporation in the Merger, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.
Also at the effective time of the Merger, Robert Pope was appointed the President and Chief Executive Officer, and Donald M. Labonte became the Chief Operating Officer, of the Company as the surviving corporation in the Merger.
Item 5. Interest in Securities of the Issuer
(a)	In connection with the consummation of the Contribution Agreements, each of the parties other than Peter A. Friberg contributed all of the shares of Class A Common Stock and Class B Common Stock owned by him/her to Swenson Granite, in exchange for the issuance to him/her of additional shares of membership interest in Swenson Granite. Pursuant to the terms of the Contribution Agreement with him, Peter A. Friberg contributed 5,394 shares of Class B Common Stock and retained 150,375 shares of Class A Common Stock, which were converted into the right to receive the cash merger consideration at the effective time of the Merger. As a result of the consummation of the Contribution Agreements, Swenson Granite may have been deemed to have the sole power to dispose or direct the disposition of an aggregate of 258,326 shares of Class A Common Stock and 2,449,793 shares of Class B Common Stock held by the members of the Swenson Granite Group, representing 37.3% of the outstanding Class A Common Stock (based on the number of outstanding shares specified in the Merger Agreement), assuming that all shares of Class B Common Stock held by each person in the Swenson Granite Group were converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person were not so converted.

Peter A. Friberg continued to beneficially own 150,375 shares of Class A Common Stock, representing 3.1% of the outstanding Class A Common Stock, following the consummation of the Contribution Agreements.

On January 19, 2011, the Merger was consummated in accordance with the terms of the Merger Agreement. At the effective time of the Merger: (1) all shares of Class A Common Stock and Class B Common Stock that were held: (A) in the treasury of the Company, or (B) by Swenson Granite, Merger Sub or any other direct or indirect wholly-owned subsidiary of Swenson Granite, including the shares contributed under the Contribution Agreements, were canceled; (2) each other share of Common Stock issued and outstanding immediately prior to the Merger (other than any shares as to which a dissenting shareholder perfected dissenters’ rights under Vermont law) was converted into the right to receive the merger consideration of $5.25 in cash without interest; and (3) the limited liability company interests of Merger Sub were converted into and became one share of Class B Common Stock. As a result, the Company became a wholly-owned subsidiary of Swenson Granite. Also under the terms and conditions of the Merger Agreement, prior to the effective time of the Merger, each outstanding option to purchase shares of Class A Common Stock (a “Company Option”) under either the Company’s Amended and Restated 1994 Stock Plan and the Company’s 2005 Stock Plan, each as amended, were fully vested and became exercisable. At the effective time of the Merger, each Company Option outstanding as of immediately prior to the effective time of the Merger was canceled, and each holder thereof is entitled to receive for such Company Option an amount in cash equal to the product of (1) the excess, if any, of the merger consideration over the exercise price per share of such Company Option, multiplied by (2) the number of shares of Company Common Stock issuable upon exercise of such Company Option, less applicable withholding taxes.

(e)	At the effective time of the Merger, Kurt M. Swenson, as the sole trustee of the Kurt M. Swenson Revocable Trust of 2000, and Kevin C. Swenson, as the sole trustee of the Kevin C. Swenson Revocable Trust of 1994, ceased to be beneficial owners of more than five percent of the securities of the Company, though each is a significant shareholder of Swenson Granite.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	Revolving Credit, Term Loan and Security Agreement dated as of January 19, 2011 by and among Swenson Granite Company LLC, Rock of Ages Corporation, Carolina Quarries, Inc., Pennsylvania Granite Corp., People’s United Bank and Key Bank, N.A.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2011	SWENSON GRANITE COMPANY LLC
	By:	/s/ Kurt M. Swenson
Name: Kurt M. Swenson
Title: Chairman

Date: January 20, 2011	/s/ Kurt M. Swenson
Kurt M. Swenson

Date: January 20, 2011	/s/ Kurt M. Swenson
Kevin C. Swenson, by Kurt M. Swenson,
as Attorney-in-Fact

Date: January 20, 2011	/s/ Kurt M. Swenson
Robert L. Pope, by Kurt M. Swenson,
as Attorney-in-Fact

Date: January 20, 2011	/s/ Kurt M. Swenson
Nancy F. Pope, by Kurt M. Swenson,
as Attorney-in-Fact

Date: January 20, 2011	/s/ Kurt M. Swenson
Richard C. Kimball, by Kurt M. Swenson,
as Attorney-in-Fact

Date: January 20, 2011	/s/ Kurt M. Swenson
Christina W. Kimball, by Kurt M. Swenson,
as Attorney-in-Fact

Date: January 20, 2011	/s/ Kurt M. Swenson
Charles M. Waite, by Kurt M. Swenson,
as Attorney-in-Fact

Date: January 20, 2011	/s/ Kurt M. Swenson
Karen Swenson, by Kurt M. Swenson,
as Attorney-in-Fact

Lois S. Moore Revocable Trust

Date: January 20, 2011	/s/ Kurt M. Swenson
	Name:	Kurt M. Swenson
	Title:	Attorney-in-Fact

Date: January 20, 2011	/s/ Kurt M. Swenson
Peter B. Moore, by Kurt M. Swenson,
as Attorney-in-Fact

Date: January 20, 2011	/s/ Kurt M. Swenson
Peter A. Friberg, by Kurt M. Swenson,
as Attorney-in-Fact

Date: January 20, 2011	/s/ Kurt M. Swenson
Guy A. Swenson, III, by Kurt M. Swenson,
as Attorney-in-Fact

Date: January 20, 2011	/s/ Kurt M. Swenson
Jon M. Gregory, by Kurt M. Swenson,
as Attorney-in-Fact